UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MGC Diagnostics Corporation

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

552768103

(CUSIP Number)

April 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 552768103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradley Louis Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 123,688
	6	SHARED VOTING POWER 93,190
	7	SOLE DISPOSITIVE POWER 123,688
	8	SHARED DISPOSITIVE POWER 93,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Bradley Louis Radoff relating to Common Stock, $0.10 Par Value (the “Common Stock”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Issuer”), purchased by Mr. Radoff. The shares of Common Stock reported on this Schedule 13G are held by (i) a private investment fund managed by Mr. Radoff (the “Fund”) and (ii) Mr. Radoff directly.

Item 1(a)	Name of Issuer.

MGC Diagnostics Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

350 Oak Grove Parkway
Saint Paul, Minnesota 55127-8599

Item 2(a)	Name of Person Filing.

Mr. Bradley Louis Radoff

Item 2(b)	Address of Principal Business Office, or, if none, Residence

1177 West Loop South
Suite 1625
Houston, Texas 77027

Item 2(c)	Place of Organization.

Mr. Radoff is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.10 Par Value (the “Common Stock”)

Item 2(e)	CUSIP Number.

552768103

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Mr. Radoff is the beneficial owner of 216,878 shares of Common Stock. This amount consists of (i) 93,190 shares of Common Stock held by the Fund and (ii) 123,688 shares of Common Stock held by Mr. Radoff directly.

(b) Mr. Radoff beneficially owns 216,878 shares of Common Stock, which represents approximately 5.0% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Mr. Radoff by 4,337,519, the number of shares of Common Stock issued and outstanding as of March 6, 2016, as reported in the Issuer’s most recent 10-Q filed on March 15, 2016.

(c) Mr. Radoff has the shared power to vote and dispose of the 93,190 shares of Common Stock held by the Fund. Mr. Radoff has the sole power to vote and dispose of the 123,688 shares of Common Stock that he holds directly.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

/s/ Bradley Louis Radoff
Bradley Louis Radoff

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